[Chapman and Cutler LLP Letterhead]

June 24, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on April 10, 2020 (the “Registration Statements”). The Registration Statements relate to the Innovator Russell 2000 Power Buffer ETF – July and Innovator Nasdaq-100 Power Buffer ETF – July (each a “Fund” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

The Staff requests confirmation that the Funds’ next filings will consist of a full registration statement, including all required exhibits (for example a legality opinion), and that the legality opinion will be in compliance with Staff Legal Bulletin No. 19 (CF) and the requirements of Rule 485 of the Securities Act of 1933, as amended (the “1933 Act”).

Response to Comment 1

Pursuant to the Staff’s request, each Fund so confirms.

Comment 2 – General

The Staff requests confirmation that, with the exception of disclosure regarding the terms “protect” and/or “protection” (and any related terms in relation to a Fund’s buffer), the revised name and the defined outcome (i.e. the cap and the buffer), there are no other material changes between this filing and previous filings of this strategy.

Response to Comment 2

Pursuant to the Staff’s request, each Fund so confirms.

Comment 3 – General

Please confirm that the Funds will file an amended registration statement disclosing the final Caps within two days of the registration statement becoming effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Caps. Finally, in supplemental correspondence provide an explanation as to why a definitive cap is not available at the time of effectiveness.

Response to Comment 3

Pursuant to Rule 485A of the 1933 Act, the Registration Statements are set to go automatically effective on June 24, 2020. Prior to the effectiveness of the Registration Statements, the Funds will file an amended registration statement that discloses the Funds’ expected Cap ranges on June 23, 2020, scheduled to go effective on June 29, 2020 to comply with the Staff’s request that the Funds will not go effective more than two business days prior to the expected final Cap filing. The Funds note that each Fund’s Cap is not available until the market closes on the day prior to the Funds’ launch, June 30, 2020. Accordingly, the Funds intend to file an amended registration statement disclosing each Funds’ Cap after 5:30 pm E.S.T. on June 30, 2020. Each Fund confirms that no sale of its Shares will take place prior to the filing of the registration statement.

Comment 4 – Cap Resets

The Staff requests each Fund add disclosure confirming the Fund will disclose to shareholders the respective Cap resets at the conclusion of each Outcome Period.

Response to Comment 4

Pursuant to the Staff’s comment, such disclosure has been added.

Comment 5 – Performance

In supplemental correspondence to the Staff, explain how the performance information required by Form N-1A (specifically, Item 4) will be disclosed during the Funds’ annual update. The Staff requests that in connection with this disclosure, the Funds ensure that an appropriate broad-based index is disclosed as required by Form N-1A and that the information required in Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) is included.

Response to Comment 5

Each Fund will report its respective performance information in accordance with the requirements of Form N-1A. Each Fund (and all ETFs in the Defined Outcome ETF suite) has a fiscal year end of October 31, meaning that the annual update to the Registration Statement will take place within 120 days of October 31. It is anticipated that this filing will made on the 120th day (on or about February 28). Therefore, in accordance with the requirements of Form N-1A, the performance information required by Item 4 of Form N-1A (and the instructions thereunder) will be provided as of the end of the most recent calendar year, and the Funds acknowledge that an appropriate broad-based index will be used in compliance with the requirements of Form N-1A. The Funds further acknowledge that providing only a single price index, with no reinvestment of dividends, is inconsistent with the requirements of Form N-1A. Accordingly, the Funds will provide performance information for both the total return and price return index (for each Fund’s respective index) as the broad-based market indexes, so that investors may compare the returns of each Fund against the index upon which the intended defined outcomes are based and in accordance with the requirements of Form N-1A. Pursuant to the requirements of Item 13 of Form N-1A, the Funds will disclose audited financial highlights information as of the end of the fiscal year.

Comment 6 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 6

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays the Funds’ ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Funds’ ordinary operating expenses if the assets of the Funds, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Funds’ ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 7 – Concentration Policy

The Staff notes that each Fund’s Statement of Additional Information contains a policy not to concentrate more than 25% of its net assets in the securities of issuers in any industry or group of industries. The Staff notes that for each Fund, the Item 4 section does not have corresponding disclosure to contemplate such policy. Please add such policy to the respective Item 4 disclosure for each Fund, or in supplemental correspondence explain to the Staff why the Funds believe such disclosure is not required.

Response to Comment 7

The Funds note Item 4 of Form N-1A requires that a fund “disclose any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Funds added the above-referenced disclosure to its Statement of Additional Information pursuant to a comment previously received from the Staff. Each Fund believes that its Item 4 disclosure is adequate under the requirements of Form N-1A, and additional disclosure to contemplate concentration in securities of issuers is not necessary for the Funds given the Funds’ investments. Further, each Fund has disclosed in its Principal Risks and Principal Investment Strategies sections the countries and sectors that each Fund’s applicable reference asset has significant exposure to and that each Fund has indirect exposure to by virtue of its FLEX Options, thereby adequately covering the risk profile intended by Form N-1A requirements.

Comment 8 – COVID-19 Risks

Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Funds’ disclosures, including risk disclosures, should be revised based on how these events may impact the Fund and its investments. If the registrant believes no additional disclosure is warranted, please explain why not in supplemental correspondence.

Response to Comment 8

The Funds currently contain disclosure that addresses the COVID-19 pandemic in both the prospectus and statement of additional information. Each Fund believes its current disclosure adequately captures the risk profile to the Fund and its investments presented by the COVID-19 pandemic.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren